ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 October to 2 November 2015

2 November 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 October 2015 consisted of 3,920,681,669 ordinary shares, of which, 177,068,587 were held as treasury shares; leaving a balance of 3,743,613,082 shares with voting rights.

The figure of 3,743,613,082 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

15 October 2015
National Grid plc (‘National Grid or the Company’)

Notification of Director’s Interests

Long Term Performance Plan

On 25th June 2015 Dean Seavers was granted an award over 44,801 American Depository Shares (ADSs) in National Grid plc under the National Grid Long Term Performance Plan. It has become apparent that the total share interests of Dean Seavers notified on 29th June 2015 following this award did not include an award made on 1st December 2014 over 40,996 ADSs before Dean Seavers was appointed a director of the Company. In consequence the total share interests of Dean Seavers following the award made on 25 June 2015 is 87,022 ADSs.

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

National Grid plc (“NG”)

Thursday 8 October 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,637 NG ordinary shares, on 7 October, under the scheme was confirmed by the Trustee late yesterday, at a price of 937.8534 pence per share, on behalf of some 2,700 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steve Holliday	16 Ordinary Shares

Andrew Bonfield	16 Ordinary Shares

John Pettigrew	16 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steve Holliday	2,661,049 Ordinary Shares

Andrew Bonfield	1,171,976 Ordinary Shares

John Pettigrew	639,204 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

7 October 2015

National Grid plc (‘National Grid’ or ‘NG’)
British Transco International Finance B.V.

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2015, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Report in respect of British Transco International Finance B.V. (a NG Group subsidiary company with listed bonds) has been issued to shareholders.

In accordance with Listing Rule 17.3.1, we confirm that a copy of the Annual Report for British Transco International Finance B.V. has also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at:

www.nationalgrid.com

Contact: David Whincup, Assistant Company Secretary (020 7004 3209)